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                                                                  April 26, 2005


VIA EDGAR AND FAX
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Mr. Robert Carroll
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549


Re:  Telkonet, Inc.
     File No. 0-27305
     Form 10-KSB for Year Ended December 31, 2004
     --------------------------------------------


Dear Mr. Carroll:

         We are writing in response to your April 19, 2005 correspondence (the "Comment Letter") concerning Telkonet, Inc.'s (the "Company") Form 10-KSB for the year ended December 31, 2004. Set forth below are the Company's responses to each comment contained in the Comment Letter. Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

         1. We acknowledge and understand the Company is no longer eligible to use small business forms beginning with the Form 10-Q for the period ended March 31, 2005.

         2. The Company filed its Annual Report on SEC Form 10-KSB in accordance with Regulation S-B. As a small business issuer, the Company is not required to prepare financial statements in accordance with the disclosure requirements of Regulation S-X(1). The Company acknowledges its obligation to comply with the disclosure requirements of Regulation S-X beginning for the period ended March 31, 2005, and the Company intends to separately disclose revenues and costs of revenues effective with the filing of its Form 10-Q for the period ended March 31, 2005.

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(1) Item 310, Regulation S-B
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         3. The Company and the customer jointly determine that the product has been delivered and no refund will be required when the product is installed by the Company and accepted by the customer in writing.

         The Company considered the guidance provided by EITF 00-21 and since none of its revenues resulted from multiple revenue-generating activities, the Company determined its provisions were not applicable during the year ended December 31, 2003 and 2004. The Company acknowledges that in the future it may enter into arrangements under which it will perform multiple revenue-generating activities, and will account for such activities in accordance with applicable accounting principles generally accepted in the United States.

         Installation and support are not billed separately to the customer and not considered separate units of accounting.

         Costs of products are capitalized and amortized ratably over the term of the rental agreement, typically 36 months.

         There are no warranties provided with the purchase of the Company's products. Defective products are replaced at no cost to the customer. The cost of replacing defective products and product returns have been immaterial and within management's expectations.

         4. In January 2004, Senior Note Holders requested that they be permitted to purchase shares of the Company's common stock utilizing their Senior Note as consideration. The notes have a term of three years, bear interest at an annual rate of 8.0%, payable quarterly, and were not convertible. The notes were issued with non-detachable warrants exerciseable at $1.00 per share.

         The Company's Board of Directors approved this request by amending the terms of the Senior Note for a limited time. The Company immediately notified all of the outstanding Senior Note Holders of this temporary conversion option, and indicated that it would accept the surrender of the Senior Notes as consideration for the purchase of the Registrant's common shares at a price of $2.10 per share. The conversion price represented the current market price of the Company's common stock

         On January 23, 2004 the Company filed an 8-K with the SEC disclosing the transaction(2).

         5. In the first week of January 2004, the Company agreed to compensate a non-employee consultant for services related to the marketing of its products in exchange for 1,000,000 shares of the Company's restricted common stock(3). The Agreement called for certain performance milestones, which if not met, would result in a forfeiture of a portion of the shares to the Company. In addition, the Agreement required the consultant to pay a penalty to the Company should the milestones not be met.


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(2) SEC Form 8-K, Dated January 23, 2004
(3) Commitment date defined by Paragraph of EITF 98-5


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         In valuing the services to be rendered, the Company considered FAS 123, along with ETIF 96-18. While the Company believed there was a sufficient disincentive for non-performance, the Company nonetheless used the fair market value of the Company's common stock at the time of the performance commitment date to value the shares and record a charge to operations of $2,500,000.

         The Registrant believes its policy accounting for non-employee equity compensation costs incurred is reasonable and complies with current accounting principles generally accepted in the United States.

         As required by the Comment Letter, the Company hereby acknowledges that:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We believe the foregoing fairly responds to the Comment Letter. The Company is prepared to provide to the staff any additional information required by the staff in connection with it review.

         We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

                                             Sincerely,


                                             TELKONET, INC.


                                             /s/ E. Barry Smith
                                             --------------------------
                                             E. Barry Smith
                                             Chief Financial Officer